Exhibit (a)(5)(T)

PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG Announces Reduction of Minimum Acceptance Condition and Extension of Acceptance Period for Celanese AG Takeover Offer

Stuttgart, March 12, 2004.

BCP Crystal Acquisition GmbH & Co. KG (the “Bidder”) today announced that it has reduced the minimum acceptance condition applicable to its voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus (the “Celanese Shares”) at an offer price of EUR32.50 per share in cash, without interest.

Under the terms of the amended offer, at least 75% of the Celanese shares outstanding at the end of the acceptance period, excluding treasury shares (i.e., those Celanese Shares held by Celanese AG, an entity controlled or majority-owned by Celanese AG or a third party acting on behalf of Celanese AG) must be validly tendered and not withdrawn at the end of the acceptance period. Previously, this threshold had been 85%.

The Bidder also announced that, in accordance with applicable law, the acceptance period for the offer and the time period to exercise withdrawal rights has been extended until Monday, March 29, 2004 (24:00H Central European Time, 6:00 p.m. New York City time). The offer was previously scheduled to expire on Monday, March 15, 2004 (24:00H Central European Time, 6:00 p.m. New York City time). If all conditions to the offer are satisfied at the end of the acceptance period, the Bidder currently expects that this publication of results would occur on or about April 3, 2004, and therefore the subsequent acceptance period would commence on April 4, 2004 and end on April 19, 2004 at 24.00h Central European Time/6:00 p.m. New York City time. The acceptance period (and the time period to exercise withdrawal rights) may only be extended again under certain limited circumstances and pursuant to certain procedures described in the amendment to the offer. However, the Bidder may not make any further amendment to the offer and no such extension may occur as a result of actions by the Bidder.

The Bidder has been notified that the Czech Competition Office has cleared the Bidder’s proposed acquisition of Celanese AG. Clearance by the Czech Competition Office was one of the necessary conditions for the Bidder to consummate its tender offer for Celanese AG. The Bidder has previously been granted early termination of the waiting period under the Hart-Scott-Rodino Act and has previously received an Advance Ruling Certificate in Canada and required clearances from the European Commission and the Vermont insurance regulatory authority. Consummation still remains subject to certain other conditions, including the revised minimum acceptance condition.

Based on the latest count of tendered shares as of March 11, 2004, approximately 20,209,165 registered ordinary shares of Celanese AG have been tendered and not withdrawn pursuant to the offer, representing approximately 36.89% of the outstanding Celanese shares and approximately 40.97% of the outstanding Celanese shares, excluding treasury shares.

The German version of the amendment to the offer will, in accordance with § 21(2) in conjunction with § 14(3) of the German Securities Acquisition and Takeover Act, be published on the internet at the web site http://www.tbg-cag.de and on March 13, 2004, in the Börsen-Zeitung. The English version of the amendment to the offer will be included as an Amendment to the Tender Offer Statement on Schedule TO filed by the Bidder and certain other entities with the U.S. Securities and Exchange Commission in connection with the offer and, when filed, will be available at the SEC’s web site, http://www.sec.gov, as well as at the web site http://www.tbg-cag.de.